UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

ARCHROCK, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	001-33666 (Commission File Number)	74-3204509 (I.R.S. Employer Identification No.)

16666 Northchase Drive Houston, Texas (Address of principal executive offices)	77060 (Zip Code)

David Miller       281-836-8000
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1 - Conflict Minerals Disclosure and Report

Item 1.01              Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

Archrock, Inc. (“Archrock,” “our” or “we”) is a pure-play U.S. natural gas contract operations services business and the leading provider of natural gas compression services to customers in the oil and natural gas industry throughout the U.S. and a leading supplier of aftermarket services to customers that own compression equipment in the United States.  Archrock operates in two primary business segments: contract operations and aftermarket services.  Prior to our spin-off of Exterran Corporation on November 3, 2015, we also manufactured products that contained gold, tantalum, tin and/or tungsten. As a result, we are required to comply with Rule 13p-1 of the Securities Exchange Act of 1934, as amended (“Rule 13p-1”). Accordingly, in compliance with Rule 13p-1, we are filing this Specialized Disclosure Report on Form SD and the Conflict Minerals Report filed as Exhibit 1.01 hereto, and have contemporaneously posted this Specialized Disclosure Report on Form SD and the Conflict Minerals Report on our website at www.archrock.com.

Item 1.02                                          Exhibit

The Conflict Minerals Report required by Items 1.01 and 1.02 is filed as Exhibit 1.01 to this Form SD.

Section 2 - Exhibits

Item 2.01                                          Exhibits

Exhibit No.	Description

1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ARCHROCK, INC.

Date: May 27, 2016	By:	/s/ David S. Miller
David S. Miller Senior Vice President and Chief Financial Officer

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